AMENDMENT

To Transfer Agency and Service Agreement

Between

Ridgeworth Funds

And

Boston Financial Data Services, Inc.

This Amendment is made as of this 1st day of December, 2011 between Boston Financial Data Services, Inc. (the “Transfer Agent”) and Each of the Ridgeworth Funds, individually and not jointly as listed on Schedule A (collectively, the “Funds” and individually, the “Fund”) to the Transfer Agency and Service Agreement dated August 20, 2010, as amended, (the “Agreement”). In accordance with Section 3 (Fees and Expenses), and Section 16.1 (Amendment) of the Agreement the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Section 1.2 Additional Services: (i) Omnibus Transparency Services. The following sentence is hereby removed “Upon request of the Fund, the Transfer Agent shall carry out certain information requests, analyses and reporting services in support of the Fund’s obligations under Rule 22c-2(a)(2), (3).”; and replaced with “Upon request of the Fund, the Transfer Agent shall carry out certain information requests, analyses and reporting services in support of the Fund’s obligations under Rule 22c-2(a)(2).”

2.	Schedule 3.1 Fees and Expenses. On Schedule 3.1, the section entitled Omnibus Transparency is removed in its entirety and replaced with the following section:

Omnibus Transparency Fees

The Funds will utilize an Asset Based approach for monitoring Omnibus Account activity. Omnibus and Fully Disclosed Accounts will utilize either Short Term Trader or Excessive Trader Change In Direction application for monitoring market timing activity.

The minimum dollar threshold for trade review will be $5,000.00 for both Omnibus and Fully Disclosed Accounts.

Omnibus Transparency trade data will be purged from the DST database on a quarterly basis.

The parties will review Omnibus Transparency related fees on an annual basis with respect to account volume changes, frequency of data requests, changes to analytics, etc.

Annual Fee:	$106,00.00 per year

Additional Charges:
Event Based Reporting for Omnibus Accounts	$250.00 per month
Purchase Restriction Letters for Fully Disclosed Accounts:	$5.00 per letter*

*	40 letters per year will be provided at no charge; letters in excess of 40 per year will be billed the above rate.

3.	All defined terms and definitions in the Agreement shall be the same in this amendment (the “December 1, 2011 Amendment”) except as specifically revised by this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

EACH OF THE RIDGEWORTH FUNDS, INDIVIDUALLY AND NOT JOINTLY, AS LISTED ON SCHEDULE A	BOSTON FINANCIAL DATA SERVICES, INC.

By: /s/ Julia R. Short	By: /s/ Richard J. Johnson
Name: Julia R. Short	Name: Richard J. Johnson
Title: President	Title: Division Vice President

As an Authorized Officer on behalf of each of the Funds indicated on Schedule A